Exhibit 4.17

AMENDMENT TO

GENIUS SPORTS LIMITED 2022

Omnibus Incentive Plan

1.
This amendment to 2022 Omnibus Incentive Plan (the “Plan”) of Genius Sports Limited (the “Company”) is adopted by the Company’s Board of Directors effective as of November 6, 2024. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Plan.
2.
Paragraph A of Section 4.1 of the Plan is hereby amended to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as follows:
A.
In addition, subject to certain adjustments, as of the first trading day of each fiscal year during the term of the Plan (excluding any extensions thereof), an additional number of ordinary shares shall be added to the Share Reserve, with such number equal to, prior to the fiscal year 2025, 4%, and beginning on the first day of fiscal year 2025, 5% of the total number of ordinary shares outstanding on the last trading day of the immediately preceding fiscal year (the “Evergreen Reserve Shares”). The Board may determine at its discretion that fewer than the maximum number of Evergreen Reserve Shares will be added to the Share Reserve for any such year. In addition, an additional 12,000,000 ordinary shares shall be added to the Share Reserve.
3.
All other provisions of the Plan remain in full force and effect.